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                               December 6, 2023

       Catherine Berman
       Chief Executive Officer
       CNote Group, Inc.
       2323 Broadway
       Oakland, CA 94612

                                                        Re: CNote Group, Inc.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed November 21,
2023
                                                            File No. 024-12344

       Dear Catherine Berman:

                                                        We have reviewed your
amended offering statement and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.



       Form 1-A/A filed November 21, 2023

       Description of Securities, page 17

   1. We note your response to prior comment 4. Revise the disclosure on page 18 to clarify that unless an investor
specifically indicates that they want to invest in a new note, the principal and interest
in the maturing note will be transferred back to the investor.
   2. It is our understanding from your revised disclosure and response to prior comment
                                                        4 that you view a
"rolled over" investment of a matured note as a new sale of a note to the investor, with the
corresponding use of the available securities covered by the then existing 1-A. Please
confirm that your view of how any reinvestment of funds from a maturing note is
generally in accord with our understanding. Alternatively, if If you have a different view on the
impact of a decision to renew an investment in your notes upon maturity, please
provide your view and supporting analysis.
 Catherine Berman
FirstName  LastNameCatherine Berman
CNote Group,  Inc.
Comapany6,
December   NameCNote
             2023      Group, Inc.
December
Page 2    6, 2023 Page 2
FirstName LastName
       Please contact Aisha Adegbuyi at 202-551-8754 or Christian Windsor at 202-551-3419
with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance
cc:      Markley S. Roderick, Esq.